650 Page Mill Road

Palo Alto, CA 94304-1050

PHONE 650.493.9300 FAX 650.493.6811

www.wsgr.com

November 8, 2006

Via EDGAR and Overnight Delivery

Tim Buchmiller

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc. Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Buchmiller:

Thermage, Inc. (the “Company”) filed pre-effective Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR today. In addition, the Company also filed a pre-effective free writing prospectus that sets forth the material changes made in Amendment No. 5. We confirm for the Staff that all material changes to the Company’s preliminary prospectus dated November 3, 2006 reflected in Amendment No. 5 and the free writing prospectus will be communicated to purchasers before confirming orders.

On behalf of the Company, we are enclosing four (4) courtesy copies of Amendment No. 5, which have been marked to show changes from Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission on November 2, 2006. We also enclose four (4) courtesy copies of the free writing prospectus.

We would very much appreciate the Staff’s prompt review of Amendment No. 5. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

David J. Saul

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